CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF DESIGNATIONS OF

SERIES A PREFERRED STOCK

OF

WORLD HEALTH ENERGY HOLDINGS, INC.

World Health Energy Holdings, Inc., a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is World Health Energy Holdings, Inc. The Corporation was originally incorporated under the name “Ventra Management Inc.” in the state of Delaware on May 21, 1986. On August 18, 1994, the Corporation filed a Certificate of Amendment to its Certificate of Incorporation to change the name of the Corporation to “Advanced Plant Pharmaceuticals, Inc. “ On October 2, 2008, the Corporation filed a Certificate of Amendment to its Certificate of Incorporation to change the name of the Corporation to “World Health Energy Holdings, Inc.”

SECOND: The Corporation (then knowns as Advanced Plant Pharmaceuticals, Inc.) filed a Certificate of Designations of Series A Preferred Stock with the Secretary of State of the State of Delaware on October 31, 2005.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provision of Section 141 of the Delaware General Corporation Law adopted resolutions to amend Section 2(A) of the Certificate of Designations of Series A Preferred Stock to read in its entirety as follows:

“(A) Each new share of Series A Preferred. Stock shall entitle the holder thereof to 10,000 votes on all matters submitted to a vote of the holders of the Common Stock. The number of votes which a holder of Series A Preferred Stock is entitled to cast as the same may be adjusted from time to time as hereinafter provided, is hereinafter referred to as the “Vote Multiple.” In the event the Company shall at any time declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect a subdivision or split or a combination, consolidation or reverse split of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock then in each such case the Vote Multiple thereafter applicable to the determination of the number of votes per share to which holder of shares of Series A Preferred Stock shall be entitled after such an event shall be the Vote Multiple immediately prior to such event multiplied by fraction of the numerator of which the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.”

FOURTH: This Certificate of Amendment to the Certificate of Designation of Series A Preferred Stock was duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law.

WORLD HEALTH ENERGY HOLDINGS, INC.

/s/ Giora Rozensweig
Giora Rozensweig
Interim Chief Executive Officer